Exhibit 2.1

SECOND AMENDMENT TO STOCK PURCHASE AGREEMENT

SECOND AMENDMENT TO STOCK PURCHASE AGREEMENT, dated as of February 14, 2017 (this “Second Amendment”), by and among Bay Valley Foods LLC, a Delaware limited liability company (“Buyer”), and ConAgra Foods, Inc., a Delaware corporation (“Seller”).
W I T N E S S E T H:
WHEREAS, the parties to this Second Amendment are parties to that certain Stock Purchase Agreement, dated as of November 1, 2015, as amended by the First Amendment to Stock Purchase Agreement, dated as of January 29, 2016, (the “Purchase Agreement”), as assigned by TreeHouse Foods, Inc. to Buyer;
WHEREAS, pursuant to the notification from the Department of the Treasury, Internal Revenue Service dated April 5, 2016, attached as Exhibit A, (the “Notification”), an agreement was reached with Canadian taxing authorities regarding the competent authority request made with respect to adjustments affecting Western Waffles Corporation (“WW”) and Ralcorp Frozen Bakery Products, Inc. (“RFBP”);
WHEREAS, the Notification provides that as part of the agreement a payable to WW by RFBP may be established (the “RFBP Payable”), and if the RFBP Payable is established, any amount of the RFBP Payable not paid within 90 days after the date of the Notification, will be deemed to be distributed from WW to RFBP;
WHEREAS, the RFBP Payable was established and no amount of the RFBP Payable was paid within 90 days after the date of the Notification and therefore, the amount of the RFBP Payable was deemed to be distributed from WW to RFBP (the “Deemed Distribution”);
WHEREAS, pursuant to Section 8.06 of the Purchase Agreement, Buyer has claimed that Seller is required to indemnify Buyer for net U.S. federal income Taxes imposed with respect to the Deemed Distribution as Covered Taxes (the “Buyer Tax Matter Claim”);
WHEREAS, the parties to this Second Amendment may amend the Purchase Agreement in accordance with Section 13.02 of the Purchase Agreement; and
WHEREAS, the parties to the Purchase Agreement desire to amend certain provisions of the Purchase Agreement.
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained taken as a whole, the parties hereto agree as follows:
Section 1. Defined Terms. Capitalized terms used, but not defined, herein shall have the meanings specified in the Purchase Agreement.
Section 2. Amendments to the Purchase Agreement.
(a)Section 8.04(b) of the Purchase Agreement is hereby amended by replacing the penultimate sentence of Section 8.04(b) with the following:

In the event that, by application of Treasury Regulations Section 1.1502-36(d), the inside basis of the Purchased Company’s assets (the “Inside Basis”) would be required to be reduced by an amount in excess of $216,000,000 (the “Basis Reduction Cap”), Seller shall timely make the election described in Treasury Regulations Section 1.1502-36(d)(6)(i) such that the amount of the reduction in Inside Basis resulting from the application of Treasury Regulations 1.1502-36(d) does not exceed the Basis Reduction Cap.
(b)In consideration for the amendment to Section 8.04(b) pursuant to this Second Amendment, Buyer hereby assumes the first $8,546,056 of any Buyer Tax Losses resulting from the agreement set forth in the Notification, including for the avoidance of doubt, any Buyer Tax Losses arising from the Deemed Distribution or with respect to the Buyer Tax Matter Claim, and Seller shall have no obligation to indemnify Buyer pursuant to the Purchase Agreement for that $8,546,056 of Buyer Tax Losses resulting from such agreement set forth in the Notification.

(c)Nothing in this Second Amendment shall affect any other obligations of the parties under the Purchase Agreement.

Section 3. Representations and Warranties of Buyer. Buyer represents and warrants to Seller as of the date hereof that Buyer has full power and authority to execute and deliver this Second Amendment. This Second Amendment has been duly executed and delivered by Buyer and, assuming the due authorization, execution and delivery by Seller of this Second Amendment, this Second Amendment constitutes a legal, valid and binding agreement of Buyer enforceable against Buyer in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws affecting creditors’ rights generally and general principles of equity).

Section 4. Representations and Warranties of Seller. Seller represents and warrants to Buyer as of the date hereof that Seller has full power and authority to execute and deliver this Second Amendment. This Second Amendment has been duly executed and delivered by Seller and, assuming the due authorization, execution and delivery by Buyer of this Second Amendment, this Second Amendment constitutes a legal, valid and binding agreement of Seller enforceable against Seller in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws affecting creditors’ rights generally and general principles of equity).

Section 5. General Provisions.
(a)Effectiveness. The amendments set forth in this Second Amendment shall be effective as of the date set forth in the preamble hereto.

(b)Miscellaneous. Sections 13.01, 13.02, 13.03, 13.04, 13.05, 13.06, 13.07, 13.08 13.09, 13.11 and 13.12 of the Purchase Agreement are hereby incorporated into this Second Amendment, mutatis mutandis. Except as specifically amended by this Second Amendment, all provisions of the Purchase Agreement shall remain in full force and effect.

(c)Interpretation. For the avoidance of doubt, from and after the date of this Second Amendment, references in the Purchase Agreement to the “Agreement” or any provision thereof shall be deemed to refer to the Purchase Agreement or such provision as amended hereby unless the context otherwise requires, and references in the Purchase Agreement to the “date hereof” or the “date of this Agreement” shall be deemed to refer to November 1, 2015. References in this Second Amendment to “the date hereof” refer to the date set forth in the preamble to this Second Amendment.

IN WITNESS WHEREOF, each of the undersigned has caused this Second Amendment to be executed on the date first written above by its duly authorized officer.

CONAGRA FOODS, INC.
By:	David S. Marberger
	Name:	David S. Marberger
	Title:	Chief Financial Officer

BAY VALLEY FOODS LLC
By:	Matthew J. Foulston
	Name:	Matthew J. Foulston
	Title:	Chief Financial Officer